Simpson Thacher & Bartlett llp
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502

VIA FACSIMILE	October 17, 2006

Re:	Perdigão S.A. — Registration Statement
on Form F-3 (File No. 333-136375)
H. Roger Schwall, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Schwall:
                    On behalf of our client Perdigão S.A. (the “Company”), we are writing to follow up on our letters to you dated October 16, 2006 and October 17, 2006 and our discussions with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating thereto.
October 16, 2006 Letter
                    As discussed with Ms. Donna Levy of the Staff of the Commission, the Company proposes to further expand the text to be added to the “Use of Proceeds” section of the final prospectus that will be filed pursuant to Rule 424(b) (the underscored text to be added to that proposed in our October 16, 2006 letter):
We regularly evaluate, and are currently evaluating, acquisition opportunities consistent with these strategic goals. Our evaluations of current opportunities remain at a preliminary stage, and we are unable to predict when or whether any such acquisitions will be consummated or their terms. We are not party to any agreement, letter of intent or understanding with respect to any such acquisition as of the date of this prospectus.
October 17, 2006 Letter
                    The Company wishes to advise you with respect to the article that appeared in the October 16, 2006 issue of Jornal do Commercio as follows:
•	The Company was not involved in the planning, drafting or publication of the article and was unaware that the article was being published.

-2-	October 17, 2006
•	The Company did not, in any way, induce Fator Corretora, the broker referred to in the article, to make any statements in the article.

•	Fator Corretora will be excluded from participating in the Brazilian offering as a selling group member.

•	The preliminary prospectus included in the Company’s registration statement on Form F-3 addresses the main statements about the Company in the article, including, without limitation, the effects of avian influenza and import restrictions on the Company’s financial performance in 2006 (see, e.g., pages 2, 42-45, 54-56 and 77), the locations of the Company’s facilities and resulting benefits of such locations in terms of raw material costs and distribution to consumers (see, e.g., pages 3-4, 60 and 68), the Company’s capital expenditure program (see, e.g., pages 3-4 and 68) and movements in the Company’s share price during 2006 (see pages 28-29).
*     *     *
                    We would appreciate it if the Staff of the Commission would advise us if it has any further questions or comments regarding the foregoing matters. Please contact Glenn M. Reiter at (212) 455-3358 or John C. Ericson at (212) 455-3520 with any such questions or comments.

Very truly yours,
/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Donna Levy, Esq.
Mr. Wang Wei Chang
Ms. Edina Aparecida Gomes Biava